Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

The Board of Directors

MFA Financial, Inc.

We consent to the use of our report dated February 16, 2012, with respect to the consolidated balance sheet of MFA Financial Inc. as of December 31, 2011, and the related consolidated statements of operations, comprehensive (loss)/income, changes in stockholders’ equity and cash flows for the year then ended, and the effectiveness of internal control over financial reporting as of December 31, 2011, incorporated by reference in the Post-Effective Amendment No. 1 to the Registration Statement (Form S-3 No. 333-170097) and related prospectus of MFA Financial, Inc. and to the reference to our firm under the heading "Experts" in the related prospectus.

/s/ KPMG LLP

New York, New York

March 30, 2012